January 4, 2018

CORRESPONDENCE FILING VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Melissa Raminpour, Branch Chief Office of Transportation and Leisure Beverly A. Singleton

Re:	Olympic Steel, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 2, 2017 Form 10-Q for the Quarterly Period Ended September 30, 2017 Filed November 8, 2017 File No. 000-23320

Ladies and Gentlemen:

Olympic Steel, Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 20, 2017 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (the “Form 10-Q”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis

Critical Accounting Policies, page 43

1.

Given that inventory is your most significant asset, cost of materials sold is the largest operating cost and both cost of materials purchased and average selling prices of your products fluctuate based on prevailing market prices of metal, please update your Inventory Valuation disclosure for the adoption of ASU No. 2015-11, Simplifying the Measurement of Inventory. To the extent your financial statements for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017 do not reflect the measurement of lower of cost or net realizable value in valuing inventories, please revise, as ASU No. 2015-11 was effective for your first quarter of fiscal year 2017. Please advise and provide your proposed revision to the financial statements and related disclosures, as appropriate.

Securities and Exchange Commission
January 4, 2018

Response:   Effective January 1, 2017, we did adopt and apply the new guidance prescribed under ASU No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). The adoption of ASU 2015-11 did not have a material impact on our consolidated financial statements as net realizable value calculated pursuant to ASU 2015-11 coincides with our calculation of net realizable value under the “market” definition in lower of cost or market.  In our Annual Report on Form 10-K for the fiscal year ending December 31, 2017, we will provide disclosures substantially consistent with the following in the “Critical Accounting Policies” and “Impact of Recently Issued Accounting Pronouncements” disclosures in our Management’s Discussion and Analysis:

“Inventory Valuation

Inventories are stated at the lower of its cost or net realizable value with the adoption of ASU 2015-11 on January 1, 2017. Inventory costs include the costs of the purchased metals, inbound freight, external and internal processing and applicable labor and overhead costs. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

Impact of Recently Issued Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No 2015-11, Simplifying the Measurement of Inventory, “Inventory (Topic 330)”, which requires that inventory within the scope of this ASU be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory measured using last-in, first-out (LIFO) or the retail inventory method. The guidance was effective for annual reporting periods beginning after December 15, 2016 and interim periods within those fiscal years with early adoption permitted. The Company adopted this standard effective January 1, 2017. The adoption of this ASU did not have a material impact to the Company’s consolidated financial statements.”

Securities and Exchange Commission
January 4, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2017

Note 1. Basis of Presentation, page 7

2.

We note during the first quarter of 2017, you made an out-of-period adjustment of $1.9 million to correct and record previously unrecognized deferred tax assets, and the associated tax benefit, related to the supplemental executive retirement plan (SERP), and that such adjustment had accumulated since the inception of the plan in 2005. Please expand your disclosures here or in Note 9, Income Taxes, to describe the previously unrecognized deferred tax assets associated with the SERP and the reasons why correction in the accounting was necessary. Also please tell us how you determined the impact was not material to the current year or prior period financial statements given that the adjustment represents approximately 20.3% and 24.7% of your first quarter 2017 pre-tax income and net income, respectively. Your response should address the guidance in ASC Topic 250-10-45-27 and also SAB No. 108 (Topic 1.N).

Response: When our SERP was adopted in 2005, we evaluated the tax accounting for SERP contributions and related payments to participants upon retirement. At that time, we concluded that portions of the SERP payments to Named Executive Officers (“NEOs”) would be non-deductible for tax purposes under Section 162(m) limitations of the Internal Revenue Code. Accordingly, we did not record deferred tax assets related to SERP balances for NEOs in excess of the $1 million Section 162(m) limitation.

In the first quarter of 2017, when our first SERP recipient announced his retirement, we determined that because SERP NEO participants are required to wait six months after retirement to receive their SERP payments, if such NEO participants retire on or before December 30th of any given year, then such participants will not be considered NEOs on December 31st of that year, or in the subsequent year when the SERP payments are received and, as such, any amounts paid to the participants under the SERP would not be subject to the $1 million tax deductibility limitation under Section 162(m). Based upon this fact, in the first quarter of 2017, we recognized a deferred tax asset with respect to the portion of the SERP that was previously considered non-deductible under Section 162(m) limitations in prior years. This resulted in recording the $1.9 million deferred tax asset in the first quarter of 2017.

ASC Topic 250-10-45-27 states that in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend in earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend in earnings shall be separately disclosed in the interim period. After review of the guidance contained in ASC Topic 250-10-45-27 and SAB No. 108 (Topic 1.N), we determined that the impact of the out-of-period adjustment was not material to the expected current year financial statements or any prior year periods since the adoption of the SERP in 2005.

Securities and Exchange Commission
January 4, 2018

In determining materiality, we considered $3 million as a benchmark for the initial evaluation of quantitative materiality before considering qualitative factors. Given the break-even nature and volatility in earnings in recent years, this benchmark was considered appropriate for 2017.

In our evaluation, we considered that the adjustment had no impact on sales, operating income, pre-tax income, EBITDA or total assets, the key performance indicators we use to manage the business. These are also the metrics we provide to the markets and we believe are used by analysts while evaluating the business. The adjustment only impacted “Income Tax Provision” on the Consolidated Statements of Comprehensive Income and “Deferred Income Taxes” on the Consolidated Balance Sheets.

The adjustment’s total impact to the 1st quarter 2017 net income was $1.9 million, or an EPS increase of $0.17 which did not impact our ability to meet analysts’ expectations for the quarter. Additionally, the adjustment did not impact any of the prior years’ (2005 through 2016) annual EPS by more than $.03 in any given year. In addition, the adjustment did not change income to loss or vice versa, did not mask changes in earnings or other trends, did not hide failures to meet analysts’ expectations and had no significant impact on the overall operating trends or cash flows in the years impacted (2005 through 2017).

With respect to the balance sheet, the adjustment decreased deferred income taxes (i.e. long-term liabilities) by $1.9 million, or 0.8%, and increased shareholders’ equity by $1.9 million, or 0.7%, as of March 31, 2017.

We will expand our Income Tax footnote disclosure in our Annual Report on Form 10-K for the fiscal year ending December 31, 2017 to include disclosure substantially consistent with the following:

“In 2017, the Company made an out-of-period adjustment to correct and record previously unrecognized deferred tax assets, and the associated tax benefit, related to a portion of the SERP that had previously been considered non-deductible under Section 162(m) limitations in prior years. Due to the mandatory waiting period of six months prior to any SERP payment distribution, in 2017 we determined that the Section 162(m) non-deductibility limitations did not apply. The adjustment, which has accumulated since the inception of the SERP in 2005, resulted in an increase to after-tax income of $1.9 million in 2017.  The Company determined that this adjustment was not material to its current or prior period consolidated financial statements.”

Securities and Exchange Commission
January 4, 2018

*     *     *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-682-4040.

Very truly yours,

OLYMPIC STEEL, INC.

/s/ Richard T. Marabito
Richard T. Marabito
Chief Financial Officer